January 23, 2025

Huan Liu
Chief Executive Officer
Cheetah Net Supply Chain Service Inc.
8707 Research Drive
Irvine, California, 92618

       Re: Cheetah Net Supply Chain Service Inc.
           Registration Statement on Form S-3
           Filed January 13, 2025
           File No. 333-284252
Dear Huan Liu:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Rucha Pandit at 202-551-6022 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Warren Wang